BIOXYTRAN, INC.

75 2nd Ave., Ste 605

Needham, Massachusetts 02494

July 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	Bioxytran, Inc. – Registration Statement on Form S-1, Registration No. 333-274576

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Bioxytran, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-274576), together with all exhibits thereto, initially filed on September 19, 2023 (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement in light of the current market conditions and on the grounds that there is no longer a present need to register securities under the Registration Statement. Specifically, shares being registered on the Registration Statement can now be sold by the selling shareholders under Rule 144, and the selling shareholders with registration rights have terminated such rights.

The Registration Statement was declared effective on September 29, 2023, and no securities have been sold pursuant to the Registration Statement. The Registrant reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Ola Soderquist, Chief Financial Officer at the above-mentioned address, facsimile number (857) 557-0920, with a copy to Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC, 601 W. Main Ave., Ste 1400, Spokane, WA 99201-0677, facsimile number (509) 624-6441.

If you have any questions with respect to this matter, please contact Robert J. Burnett, Witherspoon Brajcich McPhee, PLLC at (509) 455-9077.

Sincerely,

BIOXYTRAN, INC.

/s/ Ola Soderquist
Ola Soderquist
Chief Financial Officer